Exhibit 99.25

SDOQ.BEN_IA.E.PULLS/000001/000001/i SANDSTORM GOLD LTD. Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. SDOQ Annual F/S & MD&A Mark this box if you would like to receive the Annual F/S & MD&A by mail. Financial Statements Request Form Interim F/S & MD&A Mark this box if you would like to receive Interim F/S & MD&A by mail. Please place my name on your financial statements mailing list.